

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Paul J. Clancy
Chief Financial Officer
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493

> **Re: Biogen Idec Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **Schedule 14A filed April 28, 2010**
> **File No. 000-19311**

Dear Mr. Clancy:

    We have completed our review of your filings and do not have any further comments at this time.


Sincerely,

Jeffrey P. Riedler
Assistant Director
